Mail Stop 3010

December 14, 2009

Mr. Richard S. Lindahl
Chief Financial Officer
The Corporate Executive Board Company
1919 North Lynn Street
Arlington, VA 22209

> **Re:** **The Corporate Executive Board Company**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed April 23, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 10, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **Filed November 9, 2009**
> **Proxy Statement on Schedule 14A**
> **Filed April 30, 2009**
> **File No. 000-24799**

Dear Mr. Lindahl:

We have reviewed your response letter dated November 20, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

Form 10-K/A

Financial Statements and Notes

Note 2 – Restatement and Summary of Significant Accounting Policies, page 34

Allowance for Uncollectible Revenue, page 37

1. We have read and considered your response to comment five. In the event that you have rendered services and the customer is not satisfied with such services, clarify to whether the customer is still obligated to pay for the services rendered based upon your guarantee policy. To the extent the customer is obligated to pay for services rendered, it is unclear as to how you deemed the probable loss of earned revenue for which membership fees have not yet been collected as a right of return as oppose to bad debt. Please advise.

Item 15. Exhibits, Financial Statement Schedules, page 55

2. We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K, such as the contracts filed as Exhibits 10.2, 10.3, and 10.21, do not have the referenced schedules or exhibits attached. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report.

Proxy Statement on Schedule 14A, filed April 30, 2009

3. We note your disclosure on page 17 that you have shifted the mix of total compensation to have a greater proportion of the total be represented by cash (as compared to equity). Please provide a more detailed analysis as to why you have decided to allocate your compensation away from equity. For example, you should state how shifting the mix of compensation primarily to cash will allow you to remain competitive with the 50th percentile of your peer-group companies. In addition, please quantify the year-over-year increase in the size of the bonus pool. Please provide this disclosure in future filings and tell us how you intend to comply.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3472 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 with any other questions.

Sincerely,

Yolanda Crittendon
Staff Accountant